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                            July 12, 2021

       Vincent T. Cubbage
       Chief Executive Officer
       TortoiseEcofin Acquisition Corp. III
       5100 W. 115th Place
       Leawood, KS 66211

                                                        Re: TortoiseEcofin
Acquisition Corp. III
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed June 29, 2021
                                                            File No. 333-253586

       Dear Mr. Cubbage:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1 filed June 29,
2021

       General

   1. We note the added disclosure regarding the anchor investors. Please revise the cover page and the defined term in
the Summary on page 1 to acknowledge that if the anchor
                                                        investors purchase the
allocated amount of units, your sponsor will sell the anchor investors an aggregate
of 1,650,000 founder shares at their original purchase price of
                                                        $0.003 per share. In
appropriate places, please also discuss the dilutive impact that the issuance of additional
founder shares to the anchor investors would have on investors in this offering.
Additionally, we note that your anchor investors are not affiliated with management. Please
revise to disclose whether any of the anchor investors are affiliated with you, your sponsor,
or your directors, as well as any related conflicts or associated risks.
 Vincent T. Cubbage
TortoiseEcofin Acquisition Corp. III
July 12, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,
FirstName LastNameVincent T. Cubbage
                                                          Division of
Corporation Finance
Comapany NameTortoiseEcofin Acquisition Corp. III
                                                          Office of Trade &
Services
July 12, 2021 Page 2
cc:       Brenda Lenahan
FirstName LastName